UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
ECHOSTAR COMMUNICATIONS CORPORATION
(Name of Issuer)
CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)
278762109

(CUSIP Number)
R. Stanton Dodge
Executive Vice President, General Counsel and Corporate Secretary
EchoStar Communications Corporation
9601 S. Meridian Blvd.
Englewood, Colorado 80112
(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 9, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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ITEM 4. Purpose of Transaction.
ITEM 5. Interest in Securities of the Issuer
SIGNATURE

CUSIP No.	278762109

1	NAME OF REPORTING PERSON Charles W. Ergen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC Use Only

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

208,553,502 VOTING SHARES (1) 800,000 SIXTY DAY SHARES (2) 1,239 OTHER SHARES (3)

Number Of Shares	8	SHARED VOTING POWER
Beneficially Owned
By Each Reporting

Person With	9	SOLE DISPOSITIVE POWER

208,553,502 VOTING SHARES (1) 800,000 SIXTY DAY SHARES (2) 1,239 OTHER SHARES (3)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

209,354,741

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 50.0%(4)

14	TYPE OF REPORTING PERSON

IN
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(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Communications Corporation (“EchoStar”) of which Mr. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 448,652 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 18,521 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen in EchoStar’s 401(k) Employee Savings Plan; (iii) 27,175 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (iv) 208,059,154 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.
(2) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Ergen, these shares will become Voting Shares.
(3) “Other Shares” represent (i) 235 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey Ergen; and (ii) 1,004 shares of Class A Common Stock owned beneficially in Mrs. Ergen’s 401(k) Plan.
(4) Based on 209,105,593 shares of Class A Common Stock outstanding on October 31, 2007 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 46.78%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 80.25% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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ITEM 4. Purpose of Transaction.
Item 4 is hereby amended and supplemented as follows:
During the fourth quarter of each year, Mr. Ergen receives an annuity amount from each of the GRATs under the trust agreements governing the GRATs, assuming that the particular GRAT has not yet expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the stock on the distribution date and therefore cannot be calculated until the date of distribution. On November 9, 2007, GRAT #1 distributed 3,892,588 shares of Class B Common Stock to Mr. Ergen as an annuity payment. GRAT #1 expired on November 9, 2007. Upon the expiration of GRAT #1, 4,245,151 shares of Class B Common Stock were contributed to trusts the beneficiaries of which are members of Mr. Ergen’s family (the “Trust”). Consequently, of the original 12,500,000 shares of Class B Common Stock gifted to GRAT #1, 8,254,849 shares were returned to Mr. Ergen and 4,245,151 shares were contributed to the Trust. On November 9, 2007, GRAT #2 distributed 2,418,459 shares of Class B Common Stock to Mr. Ergen as an annuity payment. On November 9, 2007, GRAT #3 distributed 1,687,908 shares of Class B Common Stock to Mr. Ergen as an annuity payment. On November 9, 2007, GRAT #4 distributed 1,254,750 shares of Class B Common Stock to Mr. Ergen as an annuity payment. GRAT #2 will expire on November 9, 2008. GRAT #3 will expire on November 9, 2009. GRAT #4 will expire on November 9, 2010.
ITEM 5. Interest in Securities of the Issuer.
Item 5 is amended and restated as follows:
     (a) and (b) Mr. Ergen beneficially owns securities convertible into or exercisable for 209,354,741 shares of Class A Common Stock representing 50.0% of the class after giving effect to conversion and exercise of all derivative securities held by Mr. Ergen. Such shares include: (i) 448,652 shares of Class A Common Stock of which 350,000 shares was formerly held in trust; (ii) 18,521 shares of Class A Common Stock held in EchoStar’s 401(k) Employee Savings Plan (the “401(k) Plan”); (iii) the right to acquire 800,000 shares of Class A Common Stock within 60 days upon the exercise of employee stock options; (iv) 235 shares of Class A Common Stock held by Mr. Ergen’s spouse, Cantey Ergen; (v) 1,004 Class A Shares held in the 401(k) Plan by Mrs. Ergen; (vi) 27,175 shares of Class A Common Stock held as custodian for Mr. Ergen’s children; and (vii)  208,059,154 Class A Shares issuable upon conversion of Mr. Ergen’s shares of Class B Common Stock. Mr. Ergen has sole voting power with respect to 209,353,502 shares and holds sole dispositive power with respect to 208,553,502 shares.
     (c) Except as set forth herein, Mr. Ergen does not have beneficial ownership of, and has not engaged in any transaction during the past 60 days in, any shares of Class A Common Stock.
     (d) Not applicable.
     (e) Not applicable.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN
Dated: November 13, 2007	/s/ Charles W. Ergen
Charles W. Ergen

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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